

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Srikumar Vanamali
Chief Executive Officer
GEX Management, Inc.
662 W. Camp Wisdom Road
Dallas, Texas 75237

> **Re: GEX Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed April 15, 2021**
> **Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 11, 2022**
> **Amendment No 1.Form 10-Q for the Period Ended June 30, 2021**
> **Filed February 8, 2022**
> **File No. 001-38288**

Dear Mr. Vanamali:

We have reviewed your March 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2021 letter.

Srikumar Vanamali
GEX Management, Inc.
April 28, 2022
Page 2

Amendment No 1.Form 10-Q for the Period Ended June 30, 2021

Notes to the Condensed Consolidated Financial Statements, page 8

1.   We note your response to our prior comment number 3. It is not clear why the obligations for your "merchant cash advances" that are material to you and in default are not discussed in the notes to your financial statements in all periodic filings until they are either satisfied or no longer considered material in your circumstances. It appears disclosure in the notes to the financial statements commensurate with your response, along with all material terms and conditions, including any associated defaults and related consequences and status of settlement discussions, would be useful information to investors and support associated amounts reported in your financial statements. Please advise and revise as appropriate.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Conclusions Related to Internal Control over Financial Reporting, page 12

2.   You have revised your disclosure in this section to repeat your conclusion regarding the effectiveness of your disclosure controls and procedures rather than disclose your conclusion in regard to your internal controls over financial reporting.   Please note that a conclusion regarding the effectiveness of your internal controls over financial reporting is required by Item 308(a)(3) of Regulation S-K apart from a conclusion regarding disclosure controls and procedures required by Item 307 of Regulation S-K. Please revise as appropriate.

    You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services